[redacted]

UNIT
SECURITIES AND E
Washingt

10029616

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive
(No. and Street)

Baltimore	Maryland	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa D. Becks — (410) 413-4546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa D. Becks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Campbell Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres + CEO

Title

Notary Public

KATHLYN B.
Commission Expires
June 24, 20

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMPBELL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Computation of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	10
Independent Auditor's Report on Internal Control	11 – 12

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Campbell Financial Services, Inc.

We have audited the accompanying statement of financial condition of Campbell Financial Services, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Financial Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 26, 2010

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
Cash	$290,844
Prepaid expenses	3,202
Total assets	$294,046
LIABILITIES	
Accounts payable and accrued expenses	$ 13,497
Due to affiliates, net	5,329
Income taxes payable	12,099
Dividend payable	227,901
Total liabilities	258,826
STOCKHOLDERS' EQUITY	
Common stock – $.01 par value; 2,500 shares authorized; 600 shares issued and outstanding	6
Additional paid-in capital	29,994
Retained earnings	5,220
Total stockholders' equity	35,220
Total liabilities and stockholders' equity	$294,046

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUE	
Commissions	$1,040,608
Total revenue	1,040,608
EXPENSES	
Office services fee	9,026
Salaries and other compensation	739,969
Rent	3,707
Regulatory fees and expenses	4,744
Professional fees	35,770
Interest expense	745
Other expenses	1,420
Total expenses	795,381
Net income before income tax expense	245,227
Income tax expense	12,099
NET INCOME	$ 233,128

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2008	$ 6	$ 29,994	$ (7)	$ 29,993
Common stock redeemed	(6)	(29,994)	0	(30,000)
Common stock issued	6	29,994	0	30,000
Net income for the year ended December 31, 2009	0	0	233,128	233,128
Dividends on common stock	0	0	(227,901)	(227,901)
Balances at December 31, 2009	$ 6	$ 29,994	$ 5,220	$ 35,220

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ 50,000
Payment of subordinated notes	(50,000)
Balance at December 31, 2009	$ 0

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 233,128
Changes in assets and liabilities	
Increase in prepaid expenses	(901)
Decrease in commissions receivable from affiliate	19,365
Decrease in accounts payable and accrued expenses	(10,503)
Decrease in due to affiliates, net	(67,847)
Increase in income taxes payable	12,099
Net cash from operating activities	185,341
Cash flows (for) financing activities	
Payment of subordinated notes	(50,000)
Common stock redeemed	(30,000)
Common stock issued	30,000
Net cash (for) financing activities	(50,000)
Net increase in cash	135,341
Cash – beginning of year	155,503
Cash – end of year	$ 290,844

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ 745

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Campbell Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective October 22, 2009, the Company is a wholly owned subsidiary of Campbell & Company, Inc. (CCI). Prior to October 22, 2009, the Company's common stock was owned equally by two individuals; one of whom is an officer and minority owner of CCI and the other of whom is a former officer and minority owner of CCI (see Note 2.).

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), referred to as FASB ASC or the Codification, became the single source of U.S. generally accepted accounting principles (U.S. GAAP) for interim and annual periods ending after September 15, 2009. Existing accounting standards are incorporated into the Codification and standards not incorporated into the codification are considered nonauthoritative.

C. Revenue Recognition

Commission revenue is recognized when earned, based on the terms of the underlying agreements.

D. Income Taxes

The Company has elected an accounting policy to classify tax related interest and penalties, if any, as interest expense. There were no tax related interest or penalties during the year ended December 31, 2009.

Prior to October 22, 2009, the Company prepared and filed its own U.S. and applicable state income tax returns and calculated income tax expense as a stand alone entity. The 2006 through 2009 tax years generally remain subject to examination by United States (U.S.) federal and most state tax authorities. Prior to October 22, 2009, the Company used an asset and liability approach to accounting for income taxes, and, as the Company had no differences between the carrying amounts and tax bases of assets and liabilities, the Company had no deferred tax assets or liabilities. Accordingly, the Company's income tax liability approximates its income tax expense for U.S. federal and state income tax purposes.

Effective October 22, 2009, CCI, who has elected S corporation status under the Internal Revenue Code (the Code), filed on behalf of the Company, a Subchapter S Subsidiary election under the Code whereby the Company's taxable income will "flow-through" to its parent company (CCI) and be subject to the U.S. federal and state taxation status of CCI. Accordingly, the Company has not provided for income tax expense or income tax liability on its net income subsequent to October 22, 2009.

Note 2. RELATED PARTY TRANSACTIONS

Effective October 22, 2009, the Company purchased and redeemed the then existing 600 outstanding shares of common stock from the then existing shareholders for $30,000. Subsequently, effective October 22, 2009, the Company then issued 600 shares of common stock to CCI for total proceeds of $30,000.

A substantial portion of the Company's revenue represents commissions from selling units of affiliated commodity pools to CCI, the General Partner or Managing Owner of such commodity pools, and the continuous servicing of units owned by CCI. The Company earns initial and/or ongoing commissions, in accordance with the terms of the applicable selling agreements, based on the net asset value of the units sold and serviced. The Company's remaining revenue represents commissions from selling shares of an affiliated registered investment company (RIC) to CCI, the 100% owner of the trading adviser of the RIC, and the continuous servicing of shares owned by CCI. The Company earns ongoing commissions from the RIC, in accordance with the selling agreements, based on the net asset value of the shares sold and serviced.

In November 2003, the Company entered into an expense sharing agreement (the Agreement) with CCI. The Agreement provided that Direct Expenses (as defined in the Agreement) will be paid directly by the Company. Allocated Expenses (as defined), such as management, administration, office space and other services, shall be paid by CCI and subsequently reimbursed by the Company based upon a reasonable allocation. A Profit Share (as defined) will be owed to the shareholders of the Company in the form of an allocation of CCI's direct profit share expense to these shareholders.

On October 20, 2009, the Agreement was terminated and replaced with a Services and Operations Agreement between the Company and CCI. Pursuant to the terms of the Services and Operations Agreement, Affiliate Services (as defined in the Services and Operations Agreement), such as management, administration, office space and other services, will be provided by CCI to the Company and the Company will be charged by CCI the reasonable value of the services rendered. Charges for such Affiliate Services are reflected in the applicable expense caption in the Company's statement of operations. The Company remains responsible for certain direct expenses such as annual audit, legal and regulatory fees.

Effective December 31, 2009, the Company declared a dividend of $227,901 which is due and payable effective December 31, 2009.

Note 3. SUBORDINATED NOTES

Prior to March 2009, the Company borrowed $50,000 under satisfactory subordination agreements. The loans consisted of a $5,000 note and a $20,000 note from each of the stockholders of the Company. The $5,000 notes had an 8% interest rate and were due on July 31, 2009. The $20,000 notes had an 8% interest rate and were due on May 31, 2009. These subordinated notes were available in computing net capital under the SEC's uniform net capital rule and to the extent that such notes were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid. During January 2009, the Company requested approval from FINRA to prepay the subordinated loans to the Company's stockholders. FINRA approved the Company's request effective February 10, 2009. During March 2009, the Company repaid the subordinated notes.

Note 4. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 5. DEPOSITS

The Company has cash on deposit with a financial institution. In the event of a financial institution's insolvency, recovery of cash on deposit may be limited to the amount of available federal deposit insurance.

Note 6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2009, the Company had net capital of $31,804, which was $14,549 in excess of its required net capital of $17,255. The Company's ratio of aggregate indebtedness to net capital was 8.14 to 1.

Note 7. SUBSEQUENT EVENTS

The management of the Company has evaluated subsequent events through February 26, 2010, the date the financial statements were issued, and determined there are no subsequent events that require disclosure.

CAMPBELL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

CAMPBELL FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total stockholders' equity	$ 35,220
Deduct items not allowable for net capital Non-allowable assets	(3,416)
Net capital	$ 31,804
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 17,255
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 31,804
Minimum net capital requirement	17,255
Excess net capital	$ 14,549
Excess net capital at 1000%	$ 5,921
Total aggregate indebtedness	$ 258,826
Percentage of aggregate indebtedness to net capital	813.8%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, Inc. computation of net capital and required net capital from the December 31, 2009 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS Report).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2009 is as follows:

Total liabilities	$ 258,826
Less indebtedness subordinated to the claims of general creditors pursuant to satisfactory subordination agreements	0
Aggregate indebtedness	$ 258,826

CAMPBELL FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2009

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

CAMPBELL FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Year Ended December 31, 2009

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Campbell Financial Services, Inc.

In planning and performing our audit of the financial statements of Campbell Financial Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Campbell Financial Services, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 26, 2010. On February 28, 2009, March 31, 2009 and April 30, 2009, the Company failed to meet its minimum net capital requirement as required by Rule 15c3-1 of the Securities Exchange Act of 1934. The Company subsequently corrected this situation which brought the Company back into compliance with Rule 15c3-1.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted in the preceding paragraph, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 26, 2010

CAMPBELL FINANCIAL SERVICES, INC.

ANNUAL REPORT

December 31, 2009

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2009

CAMPBELL FINANCIAL SERVICES, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

For the Year Ended December 31, 2009

CAMPBELL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report on Applying Agreed-Upon Procedures	1
Schedule of Assessment and Payments – Transitional Assessment Reconciliation (Form SIPC-7T)	2 – 3

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive
(No. and Street)

Baltimore	Maryland	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa D. Becks (410) 413-4546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa D. Becks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Campbell Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Theresa D Becks
Signature

Pres & CEO
Title

Kathlyn D. Ford
Notary Public

KATHLYN D. FORD
Baltimore County
My Commission Expires
June 24, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

♦ ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Campbell Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Campbell Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger system, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less amounts reported on the audited Form X-17A-5 attributable to the period January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments. Note that we noted no adjustments as indicated in 3. above; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7T on which it was originally computed. Note that we noted no overpayment to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050119 FINRA DEC
CAMPBELL FINANCIAL SERVICES INC 11*11
ACCTS PAYABLE
2850 QUARRY LAKE DR
BALTIMORE MD 21209-3748

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

APRIL MARRS - (410) 413-2611

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,917.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (630.49)

7/31/2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) $1,286.51

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,286.51

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,286.51

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAMPBELL FINANCIAL SERVICES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23RD day of FEBRUARY, 2010.

GREG DONOVAN, CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 31st and ending DECEMBER, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 766,743.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	—
2d. SIPC Net Operating Revenues	$ $766,743.00
2e. General Assessment @ .0025	$ $1,917.00

(to page 1 but not less than $150 minimum)